                                                    NEWS

FINANCIAL
RELATIONS BOARD


FOR YOUR INFORMATION:                    RE: Tefron Ltd.
                                             Park Azorim
                                             94 Derech Em Hamoshavot
                                             Petach Tikva 49527
                                             Israel
                                             (NYSE:  TFR)

AT THE COMPANY                           AT FINANCIAL RELATIONS BOARD

Gil Rozen                                Marilynn Meek - General Info. -
Chief Financial Officer                  (212) 827-3773
+972-3-923-0215
Fax: +972-3-922-9035


                 TEFRON LTD. REPORTS FIRST QUARTER 2005 RESULTS

     o    SALES OF $52.6 MILLION. HIGHEST QUARTERLY SALES IN PAST FOUR YEARS.
     o    NET INCOME $1.2 MILLION.
     o STRONG EBITDA AND OPERATING CASH FLOW FOR THE QUARTER OF $5.6 MILLION AND $5.1 MILLION, RESPECTIVELY.

PETACH TIKVA, ISRAEL, MAY 9, 2005 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel and active wear, today announced financial results for the first quarter ended March 31, 2005.

Sales for the first quarter of 2005 rose 7.6% to $52.6 million, compared to sales of $48.9 million in the first quarter of 2004. Gross profit for the first quarter of 2005 was $8.3 million, compared to $7.2 million in the first quarter of 2004. Operating income for the first quarter of 2005 increased 60% to $3.2 million, compared to operating income of $2.0 million in the first quarter of 2004. Net income rose to $1.2 million, or $0.07 per basic and diluted share for the first quarter of 2005, compared to net income of $106,000, or $0.01 per basic and diluted share, in the first quarter of 2004. Operating cash flow for the first quarter of 2005 was $5.1 million, compared to $2.5 million for the first quarter of 2004. EBITDA for the first quarter was $5.6 million, compared to $4.3 million in the comparable quarter in 2004.

Sales by product line
---------------------------- --------------------------- --------------------------- -------------------------
                                 Three months ended         Three months ended             Year ended
                                   March 31, 2005             March 31, 2004           December 31, 2004
---------------------------- --------------------------- --------------------------- -------------------------
                                 USD                          USD                         USD
                              thousands     % of total     thousands    % of total     thousands   % of total
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------
Intimate Apparel                 24,341         46.3         32,134          65.8       118,240        64.7
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------
Active wear                      11,957         22.7          3,632           7.4        20,105        11.0
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------
Swimwear                          8,157         15.5          4,589           9.4        10,275         5.6
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------
Health care products              8,164         15.5          8,503          17.4        34,199        18.7
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------
Total                            52,619        100.0         48,858         100.0       182,819       100.0
---------------------------- ------------- ------------- ------------- ------------- ------------ ------------

Sales by segment
---------------------------- --------------------------- -------------------------- --------------------------
                                 Three months ended         Three months ended             Year ended
                                   March 31, 2005             March 31, 2004           December 31, 2004
---------------------------- --------------------------- -------------------------- --------------------------
                                 USD                          USD                         USD
                              thousands     % of total     thousands    % of total     thousands   % of total
---------------------------- ------------- ------------- ------------- ------------ ------------- ------------
Seamless (HiTex)                24,821         47.2         21,319          43.6         83,753       45.8
---------------------------- ------------- ------------- ------------- ------------ ------------- ------------
Cut & Sew                       19,634         37.3         19,036          39.0         64,867       35.5
---------------------------- ------------- ------------- ------------- ------------ ------------- ------------
Health Care                      8,164         15.5          8,503          17.4         34,199       18.7
---------------------------- ------------- ------------- ------------- ------------ ------------- ------------
Total                           52,619        100.0         48,858         100.0        182,819      100.0
---------------------------- ------------- ------------- ------------- ------------ ------------- ------------

Mr. Yos Shiran, Chief Executive Officer commented, "We are pleased to report sales of $52.6 million for the quarter, significantly higher than sales for each of our previous three quarters and, in fact, higher than reported sales for any of our last 18 quarters. As anticipated, we returned to profitability in our first quarter, showing a significant improvement in our quarterly net income both year over year and as compared to the fourth quarter in 2004.

"We expect this trend of improving sales and profitability to continue as we further benefit from the strategic plan we put in place two and a half years ago. Our improved results are accompanied by a significant diversification in our product lines and a significant change in our customer base which is comprised of fewer customers who suit our strategy. In the first quarter of 2005, our activewear and swimwear sales accounted for approximately 38% of our quarterly sales compared to about 17% in the equivalent quarter last year and for the full year of 2004. Also, Nike who is now our second largest customer accounted for 24% of our quarterly sales, further strengthening our customer base. Performance apparel segment is expected to grow significantly and we believe we are well positioned to enjoy the benefits of this expected growth with our EFP(TM) (Engineered for performance) concept. This growing potential will be well demonstrated in the "Nike Pro Vent" apparel program, Reebok's coming launch for the NFL equipment line and Patagonia's Capilene line.

"As we have reported in the past few quarters, the increase in demand for new product lines has been strong for a while. However, growth in actual sales was not realized due to production inefficiencies. During the first quarter in 2005, efficiency in our HiTex division began to improve and as a result we were able to increase sales. There is still room for further operational improvement and we believe this improvement will help us to continue our growth in sales and profitability for the balance of the year."

Mr. Shiran continued, "Looking forward, we expect a seasonal decrease of swimwear sales in the second quarter, which will be partially offset by a further increase in seamless production and sales. We do not expect our second quarter's profitability to be less than our first quarter's. We intend to continue shifting our sewing capacity to our offshore sites which reached about 80% of our Cut & Sew and 25% of HiTex production in the first quarter of this year. During the course of the year, we expect to offset the continuing price erosion and the decline in sales of some old Cut & Sew products by moving their full production processes to offshore locations. Further improvement of production efficiency will support increased sales and profitability in the second half of the year."

Mr. Arie Wolfson, Chairman of the Board, stated: "I am very pleased with the results for the quarter and with our prospects for the future. The first quarter was the beginning of the realization of the strategic turnaround program put forward by our management team two and a half years ago and the hard work and dedication of our entire team in executing the plan despite all of the difficulties. As Yos said, there is still room for further improvement and I believe that our team will achieve it."

Mr. Wolfson concluded: "This is a time to thank both our team headed by Mr. Shiran for their successful efforts and our investors who have patiently supported us. I look forward to sharing with you more good news in the future."

"I would also like to thank Mr. Gil Rozen, our CFO, who is leaving the company after three and a half years for having played an important role in our turnaround. At the same time, I would like to welcome Mr. Asaf Alperovitz, our new CFO, and wish him the best of luck together with us".


Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Nike, Patagonia, Reebok and Adidas, as well as other well known American retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


                            FINANCIAL TABLES FOLLOW


                                                    TEFRON LTD.
                                       CONSOLIDATED STATEMENTS OF OPERATONS
                               IN THOUSANDS OF US DOLLARS ( EXCEPT PER SHARE DATA )


                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,             YEAR ENDED
                                                                     ---------------------------   DECEMBER 31,
                                                                         2005           2004           2004
                                                                     ------------   ------------   -------------
Sales                                                                $     52,619   $     48,858   $     182,819
Cost of sales                                                              44,287         41,645         159,937
                                                                     ------------   ------------   -------------

Gross profit                                                                8,332          7,213          22,882
  Selling, general and administrative expenses                              5,119          5,245          22,387
                                                                     ------------   ------------   -------------

  Operating income                                                          3,213          1,968             495
  Financing expenses, net                                                     840            407           5,212
                                                                     ------------   ------------   -------------

  Income (loss) before taxes on income                                      2,373          1,561          (4,717)
  Taxes on income                                                             709            885             203
  Minority interest in earnings of a subsidiary                               454            570           1,945
                                                                     ------------   ------------   -------------

  Net income (loss)                                                  $      1,210   $        106   $      (6,865)
                                                                     ============   ============   =============

  Basic and diluted net income (loss) per share                      $       0.07   $       0.01   $       (0.44)
                                                                     ============   ============   =============

  Weighted average number of shares used for computing
  basic earning (loss) per share                                       17,031,013     12,412,166      15,603,904
                                                                     ============   ============   =============

Weighted average number of shares used for computing
diluted earning (loss) per share                                       17,586,044     12,888,162      15,603,904
                                                                     ============   ============   =============


                                                       -4-


                                              TEFRON LTD.
                                      CONSOLIDATED BALANCE SHEETS
                                       IN THOUSANDS OF US DOLLARS


                                                                    MARCH 31,
                                                           ---------------------------     DECEMBER 31,
                                                              2005            2004             2004
                                                           -----------     -----------    -------------
                                                                    UNAUDITED                 AUDITED
                                                           ---------------------------    -------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                  $     4,937     $     2,809    $       3,558
Trade receivables (net of allowance for doubtful debts)         25,130          26,523           21,402
Other accounts receivable and prepaid expenses                   5,892           5,938            5,696
Inventories                                                     29,985          32,244           33,137
                                                           -----------     -----------    -------------

TOTAL current assets                                            65,944          67,514           63,793
                                                           -----------     -----------    -------------

DEFERRED TAXES                                                   2,427           2,871            2,486
                                                           -----------     -----------    -------------

PROPERTY, PLANT AND EQUIPMENT                                   92,934          97,877           93,931
                                                           -----------     -----------    -------------

GOODWILL                                                        30,743          30,865           30,743
                                                           -----------     -----------    -------------

OTHER                                                              431           1,226              578
                                                           -----------     -----------    -------------

TOTAL assets                                               $   192,479     $   200,353    $     191,531
                                                           ===========     ===========    =============


                                                                    MARCH 31,
                                                           ---------------------------     DECEMBER 31,
                                                              2005            2004             2004
                                                           -----------     -----------    -------------
                                                                    UNAUDITED                 AUDITED
                                                           ---------------------------    -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                     $    21,407     $    31,436    $      21,355
Current maturities of long-term debt:
Loans from banks and other                                       9,010          11,286            9,039
Capital leases                                                     120             952              206
Trade payables                                                  30,236          29,578           28,991
Conditional obligation with respect to issuance of shares            -               -             3454
Other accounts payable and accrued expenses                      9,346          12,736            9,189
                                                           -----------     -----------    -------------

TOTAL current liabilities                                       70,119          85,988           72,234
                                                           -----------     -----------    -------------

LONG-TERM LIABILITIES:
Banks and other loans (net of current maturities)               45,679          51,736           47,907
Capital leases (net of current maturities)                           -             121                -
Deferred taxes                                                   5,828           7,750            5,611
Accrued severance pay                                            2,542           2,504            2,744
                                                           -----------     -----------    -------------

TOTAL long-term liabilities                                     54,049          62,111           56,262
                                                           -----------     -----------    -------------

MINORITY INTEREST                                               16,614          15,493           16,291
                                                           -----------     -----------    -------------

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 1 par value: Authorized: 50,000,000
shares; Issued: 18,068,580, 13,409,566 and 18,014,247
shares as of March 31, 2005 and 2004 and as of December
31, 2004 respectively;
 Outstanding: 17,071,180, 12,412,166 and 17,016,847
shares as March 31, 2005 and 2004 and as of December
31, 2004 respectively;                                           6,595           5,757            6,582
Deferred shares of NIS 1 par value: Authorized, issu1d and
outstanding: 4,500 shares                                            1               1                1
Additional paid-in capital                                      82,875          62,810           79,243
Deferred stock-based compensation                                 (388)              -             (486)
Less - 997,400 Ordinary shares in treasury, at cost             (7,408)         (7,408)          (7,408)
Accumulated deficit                                            (29,978)        (24,217)         (31,188)
                                                           -----------     -----------    -------------

TOTAL shareholders' equity                                      51,697          36,761           46,744
                                                           -----------     -----------    -------------

TOTAL liabilities and shareholders' equity                 $   192,479     $   200,353    $     191,531
                                                           ===========     ===========    =============

                                                  -5-


CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,               YEAR ENDED
                                                                      ---------------------------    DECEMBER 31,
                                                                         2005             2004           2004
                                                                      -----------     -----------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                     $     1,210     $       106    $      (6,865)

     ADJUSTMENTS TO RECONCILE NET LOSS
      TO NET CASH PROVIDED BY
       OPERATING ACTIVITIES:

     Depreciation, amortization and impairment of property,
        plant and equipment                                                 2,305           2,318           10,760
     Amortization of deferred stock-based compensation                         98               -              554
     Loss related to conditional obligation                                     -               -              150
     Accrued severance pay, net                                              (124)             31              380
     Decrease (increase) in deferred income taxes, net                        283             751            (853)
     Realization of pre-acquisition acquired operating losses                   -               -             489
     Gain on sale of property and equipment, net                              (18)             (3)             28
     Minority interest in earnings of a subsidiary                            454             570            1,945

     CHANGES IN OPERATING ASSETS AND LIABILITIES:
     Decrease (increase) in trade receivables, net                         (3,728)         (1,606)           3,515
     Decrease (increase) in other accounts receivable and
        prepaid expenses                                                     (504)            422               65
     Decrease (increase) in inventories                                     3,152            (568)          (1,461)
     Increase (decrease) in trade payables                                  1,245              36             (567)
     Increase (decrease) in other accounts payable and
        accrued expenses                                                      694             395           (1,231)
                                                                      -----------     -----------    -------------

     Net cash provided by operating activities                              5,067           2,452            6,909
                                                                      -----------     -----------    -------------

     CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property, plant and equipment                             (1,748)         (2,002)          (8,950)
     Investment grants received                                               337             312            1,156
     Proceeds from sale of property, plant and equipment                       37              22              422
     Acquisition of Macro Clothing                                            (83)              -             (106)
                                                                      -----------     -----------    -------------

     Net cash used in investing activities                                 (1,457)         (1,668)          (7,478)
                                                                      -----------     -----------    -------------

     CASH FLOWS FROM FINANCING ACTIVITIES:

     Repayment of long-term bank loans and other loans                     (2,257)         (3,777)          (9,854)
     Payments under capital lease                                             (86)           (621)          (1,488)
     Increase (decrease) in short-term bank credit, net                        52            (325)          (9,276)
     Dividend paid to minority interest in subsidiaries                      (131)           (129)            (706)
     Proceeds from exercise of stock options, net                             191               -                -
        Proceeds from issuance of shares and conditional
           obligation, net                                                      -               -           19,704
                                                                      -----------     -----------    -------------

     Net cash used in financing activities                                 (2,231)         (4,852)          (1,620)
                                                                      -----------     -----------    -------------

     Increase (decrease) in cash and cash equivalents                       1,379          (4,068)          (2,189)
     Cash and cash equivalents at beginning
        of period                                                           3,558           6,877            5,747
                                                                      -----------     -----------    -------------

     Cash and cash equivalents at end of period                       $     4,937     $     2,809    $       3,558
                                                                      ===========     ===========    =============


                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,               YEAR ENDED
                                                                      ---------------------------    DECEMBER 31,
                                                                         2005             2004           2004
                                                                      -----------     -----------    -------------
(a)  CASH PAID  DURING THE PERIOD FOR:

     Interest                                                         $     1,312     $     1,067    $       2,809
                                                                      ===========     ===========    =============

     Income taxes, net of refunds received                                     42             4.5              272
                                                                      ===========     ===========    =============


b)   SUPPLEMENTAL DISCLOSURE OF NON-CASH
     INVESTING AND FINANCING ACTIVITIES

     Purchase of property, plant and equipment
        by credit, net of investment grants receivables               $       745     $       987    $         490
                                                                      ===========     ===========    =============

                                                  -6-


                                         CALCULATION OF EBITDA


                                                             THREE MONTHS ENDED
                                                                  MARCH 31,              YEAR ENDED
                                                         ---------------------------    DECEMBER 31,
                                                             2005            2004           2004
                                                         -----------     -----------    -------------
Income (loss) before taxes on income                          2,373            1,561    $      (4,717)

Finance expenses ,net                                           840              407            5,212

Depreciation , amortization and impairment of propety,
   plant and equipment                                         2,305           2,318           10,760

Amortization of deferred stock compensation                       98                              554

                                                         -----------     -----------    -------------
                                                         $     5,616     $     4,286    $      11,809
                                                         ===========     ===========    =============




                                                  -7-